

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-mail
Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
11119 North Torrey Pines Road, Suite 50
San Diego, CA 92037

> **Re: Viking Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2014**
> **File No. 333-197182**

Dear Dr. Lian:

We have reviewed amendment no. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Financial Statements
4. Accrued License Fees and License Fees Expense, page F-17

1. Please disclose the settlement terms that would require the license fees to be settled in common stock upon the IPO. In addition, please provide us a thorough analysis regarding the basis for your accounting treatment for recording the accrued license fee at fair value at each period. Specifically state if you believe the liability is a derivative and provide the applicable accounting literature you relied upon.

5. Convertible Notes Payable, page F-18

2. Please tell us your basis for recording the embedded conversion feature in the Ligand note at fair value. Tell us what consideration was given to ASC 470-20-35-1.

6. Stockholders' Equity, page F-20

3. You state your employees agreed to lower salaries in exchange for receiving stock upon the IPO. You state you have not recorded a liability for the stock to be issued because you do not believe the IPO was probable at June 30, 2014. Please tell us why stock compensation was not recorded with an entry to donated capital in stockholders' equity.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Jeffrey T. Hartlin, Esq.
        Paul Hastings LLP